

July 3, 2019

Robert V. Deere
Chief Financial Officer, Genesis Energy, LLC
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

  Re: Genesis Energy, L.P.
   Registration Statement on Form S-3
   Filed June 28, 2019
   File No. 333-232439

Dear Mr. Deere:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Natural Resources